

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

May 3, 2018

Imran Firoz
Chief Financial Officer
FDCTech, Inc.
f/k/a Forex Development Corporation
1460 Broadway
New York, NY 10036

Re: **FDCTech, Inc. (f/k/a Forex Development Corporation)**
Amendment No. 3 to Registration Statement on Form S-1
Filed April 4, 2018
File No. 333-221726

Dear Mr. Firoz:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 16, 2018 letter.

Description of Business, page 15

1. You state that your name change reflects the company's commitment to expand its business in cryptocurrency and blockchain technology solutions. Please provide a description of your business strategy with respect to the cryptocurrency and blockchain business and discuss the challenges related to implementing your business strategy. In doing so, please discuss the material aspects of your business plan, the funding you will require to implement your business plan and the risks you face in implementing it. Finally, if you intend to act as a custodian of digital assets, please tell us whether you intend to register as a custodian with state or federal regulators and describe the nature of any such registration.

2.   We note your response to prior comment 1. You state that you are "in the process of developing a crypto exchange" and have "partnered with companies in the cryptocurrency and blockchain space" in the capacity of adviser and reseller. Please disclose the steps that you have taken to develop the cryptocurrency exchange as well as the anticipated time, capital, and discrete steps that will be necessary to fully develop it. In addition, please disclose whether you intend to acquire and sell digital assets, such as cryptocurrencies, through this exchange. Finally, please disclose whether you are registered under the Securities Exchange Act of 1934, as amended, as a national securities exchange, an alternative trading system or a broker-dealer.

Exhibit 23.1

3.   Revise to reference the correct dates of the financial statements included in the report of your independent registered public accounting firm dated March 28, 2018.

        You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Attorney-Adviser, at (202) 551-6515 or, in his absence, me at (202) 551-3673 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3750.

                                                Sincerely,

                                                 /s/ Folake Ayoola

                                                Folake Ayoola
                                                Special Counsel, Office of
                                                Information Technologies and
                                                Services

cc: William B. Barnett, Esq.
        Law Offices of Barnett & Linn